UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.    )

Retractable Technologies, Inc.

(Name of Subject Company [issuer] and Filing Person [offeror])

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

76129W105

(CUSIP Number of Class of Securities Underlying Options)

Douglas W. Cowan

Vice President and Chief Financial Officer

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, TX 75068

(972) 294-1010

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$83,731	$3.30

*  Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s Common Stock that are eligible for exchange (the “Eligible Options”) will be exchanged for new options and cancelled pursuant to this offer. The Eligible Options have a value of $83,731 calculated based on the book value of the options computed as of the latest practicable date prior to the date of this filing according to the binomial option pricing model.  The filing fee, calculated in accordance with Rule 0-11, as amended by Fee Rate Advisory No. 6, equals $39.30 per $1,000,000 of the value of the transaction.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet

The information set forth under SUMMARY TERM SHEET — QUESTIONS AND ANSWERS in the Offer to Exchange Stock Options dated October 17, 2008, attached hereto as Exhibit (a)(1)(A) (the “Offering Memorandum”), is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer (and subject company) is Retractable Technologies, Inc., a Texas corporation (the “Company”). The Company’s principal executive offices are located at 511 Lobo Lane, Little Elm, Texas 75068 and the telephone number of its principal executive offices is (972) 294-1010.

(b)  Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to our current employees and members of our Board of Directors who hold options that were granted under our 1999 Stock Option Plan, as amended (the “1999 Plan”) or who have outstanding options granted for consulting services (together the “Eligible Options”) to exchange these options for new options to be granted under the Company’s 2008 Stock Option Plan (the “New Options”) (the offer referred to herein as the “Exchange Offer”).  As of July 28, 2008, options for the purchase of 2,474,645 shares of Common Stock were outstanding and options for the purchase of 1,937,945 shares of Common Stock were eligible to be exchanged in this offering.

(c)  Trading Market and Price. There is no established trading market for the Eligible Options.  The information set forth in the Offering Memorandum under INFORMATION ABOUT THE COMPANY–Price Range of Our Common Stock is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

The information set forth under Item 2(a) above is incorporated herein by reference.  The Company is both the filing person and the subject company.  The address and phone number set forth in Item 2(a) above is also the contact information for the following persons who serve as executive officers, Directors, and affiliates of the Company:

NAME	AFFILIATION
Thomas J. Shaw	Chairman, President, Chief Executive Officer, and a greater than 10% shareholder
Suzanne August	Greater than 10% shareholder
Douglas W. Cowan	Vice President, Chief Financial Officer, Treasurer, and a Director
Russell B. Kuhlman	Vice President, Sales
Michele M. Larios	Vice President, General Counsel, and Secretary
Marco Laterza	Independent Director
Amy Mack	Independent Director
Marwan Saker	Independent Director
Steven R. Wisner	Executive Vice President, Engineering & Production and a Director
Clarence Zierhut	Independent Director

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Offering Memorandum under SUMMARY TERM SHEET — QUESTIONS AND ANSWERS, MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES, and THIS EXCHANGE OFFER identifies the material terms of the Exchange Offer and is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under THIS EXCHANGE OFFER–Eligible Participants and under INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN EXCHANGE OFFER is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Offering Memorandum under INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN EXCHANGE OFFER is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offering Memorandum under THIS EXCHANGE OFFER-Purposes of This Exchange Offer is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under THIS EXCHANGE OFFER-Manner in Which Tender of Eligible Options is Accepted is incorporated herein by reference.

(c) Plans. We are in the process of amending our Employment Agreement with Mr. Thomas J. Shaw, our Chief Executive Officer, to ensure that no rights thereunder would constitute non-qualified deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds. As this Exchange Offer is a cashless transaction, no funds are being paid in consideration except as set out in the Offering Memorandum under THIS EXCHANGE OFFER-Fees and Expenses which is incorporated herein by reference.

Assuming all Eligible Options are tendered, we anticipate granting options for the purchase of approximately 968,973 shares of Common Stock pursuant to our 2008 Plan in exchange for tendered Eligible Options.

(b) Conditions. Not applicable

(c) Borrowed Funds. Not applicable

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offering Memorandum under INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN EXCHANGE OFFER is incorporated herein by reference.

(b) Securities Transactions. None

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

None

Item 10. Financial Statements

(a) Financial Information. The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007; Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008; and the financial information contained in the Offering Memorandum under INFORMATION ABOUT THE COMPANY–Financial Information and referenced in INFORMATION ABOUT THE COMPANY–Additional Information is incorporated herein by reference.  The Company’s Forms 10-K and 10-Q may be accessed on the SEC’s internet site at www.sec.gov.

(b) Pro Forma Information. Not applicable

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. There are no arrangements between the Company and any of its officers, Directors and affiliates other than our standard option plans available to all employees.  The information set forth in the Offering Memorandum under INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN EXCHANGE OFFER, THIS EXCHANGE OFFER-Regulatory Approvals, and under INFORMATION ABOUT THE COMPANY-Future Plans is also incorporated herein by reference.

Management plans to propose to the Compensation and Benefits Committee the issuance of additional options to employees (including the executive officers) and Directors in an amount for the purchase of up to 500,000 shares of Common Stock in the immediate future.

(b) Other Material Information. Not applicable

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Stock Options dated October 17, 2008*

(a)(1)(B)	Form of Initial Communication*

(a)(1)(C)	Form of Communication-Election Form*

(a)(1)(D)	Form of Communication-Confirmation of Receipt of Election Form*

(a)(1)(E)	Form of Communication-Rejection of the Election Form*

(a)(1)(F)	Form of Communication-Notice of Withdrawal*

(a)(1)(G)	Form of Communication-Confirmation of Receipt of Notice of Withdrawal*

(a)(1)(H)	Form of Communication-Rejection of Notice of Withdrawal*

(a)(1)(I)	Form of Communication-Grant Notice*

(a)(1)(J)	Form of Communication-Reminder Notice*

(d)(1)	Retractable Technologies, Inc. 2008 Stock Option Plan and forms of agreements**

(d)(2)	1999 Stock Option Plan and forms of agreements***

(d)(3)	Voting Agreement Between Thomas J. Shaw and Suzanne August dated November 8, 2006*

*	Attached hereto
**	Incorporated herein by reference to Appendix B of our definitive Schedule 14A, filed with the SEC on August 19, 2008
***

Incorporated herein by reference to Exhibit No. 3.12 to our Registration Statement on Form 10-SB filed on June 23, 2000 as revised by that certain amendment (incorporated herein by reference to Exhibit No. 10.13 to that certain Form 10-KSB filed on March 31, 2003)

Item 13. Information Required by Schedule 13E-3

               Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

RETRACTABLE TECHNOLOGIES, INC.
(Registrant)

BY:	/s/ Thomas J. Shaw
THOMAS J. SHAW
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DATE: October 17, 2008

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